10027489

TED STATES
EXCHANGE COMMISSION
ton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2010
Washington, DC
122

SEC FILE NUMBER
8- 49023

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Cornerstone Capital,, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1920 Main Street, Suite 400
(No. and Street)

Irvine	CA	92614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Finnegan — 949-852-1007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vincent Finnegan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Cornerstone Capital, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

All attached loose certificate 3.25.10

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of **Cash Flows.**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ____

2 ____

3 ____

4 ____

5 ____

6 ______________________________ ______________________________

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this 25th (Date) day of February (Month), 20 10 (Year), by

(1) Vincent Finnegan (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature Juli Davenport (Signature of Notary Public)

JULI DAVENPORT
Commission # 1684075
Notary Public - California
Orange County
My Comm. Expires Aug 23, 2010

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________________

Document Date: ______________________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2009

PACIFIC CORNERSTONE CAPITAL, INC.

CONTENTS

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Pacific Cornerstone Capital, Inc.
Irvine, California

I have audited the accompanying statement of financial condition of Pacific Cornerstone Capital, Inc., (the Company) as of December 31, 2009 and related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2009 and the results of its operations, stockholders' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
January 24, 2010

PACIFIC CORNERSTONE CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash		$280,287
Concession receivable – CHP REIT		3,543
Due from CVI		141,500
Other receivables		187
Total assets		$425,517

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable		$ 37,252
Accrued liabilities		95,564
Concession payable – CCP REIT, CHP REIT		63,679
Commission payable – CVI		53,505
Total liabilities		250,000
Stockholders' equity:		
Common stock, no par value per share; authorized 100,000 shares; issued and outstanding 1,429 shares	$ 82,935	
Notes receivable	(40,170)	
Preferred stock – A – 1,200,000 shares	1,352,318	
Preferred stock – B – 1 share	248,975	
Retained (deficit)	(1,468,541)	
Total stockholders' equity		175,517
Total liabilities and stockholders' equity		$425,517

The accompanying notes are an integral part of these financial statements.

PACIFIC CORNERSTONE CAPITAL, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

Revenues:	
Commission Revenue	$5,922,966
Interest	86
Total revenues	5,923,052
Expenses:	
Operating Costs – Page 10	5,932,025
Total expenses	5,932,025
Net (loss) before taxes	(8,973)
State income taxes	800
Net (loss)	$(9,773)

The accompanying notes are an integral part of these financial statements.

PACIFIC CORNERSTONE CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2009

	Common Stock	Notes Receivable Stockholder	Series A Preferred Stock	Series B Preferred Stock	Accumulated Deficit	Total
Balance at December 31, 2008	$ 82,935	$(40,170)	$ 1,352,318	$248,975	$(1,458,768)	$ 185,290
Net (loss) for the year ended December 31, 2009					(9,773)	(9,773)
Balance at December 31, 2009	$ 82,935	$(40,170)	$ 1,352,318	$248,975	$(1,468,541)	$ 175,517

The accompanying notes are an integral part of these financial statements.

PACIFIC CORNERSTONE CAPITAL, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:	
Net (loss)	$(9,773)
Adjustments to reconcile net income to net cash used from operating activities:	
Concessions receivable – CHP REIT	310
Prepaid expense	18,800
Due from, CVI	(66,500)
Other receivables	(187)
Accounts payable	(7,828)
Concession payable – CHP REIT	(22,446)
Commission payable – CVI	35,219
Accrued liabilities	53,460
Net cash flows provided by Operating Activities	1,055
Cash flows from investing activities:	--
Cash flows from financing activities:	--
Net increase in cash	1,055
Cash at beginning of period	279,232
Cash at end of year	$ 280,287

SUPPLEMENTAL CASH INFORMATION

Cash payments for:	
Income taxes	$ 800
Interest expense	$ --

The accompanying notes are an integral part of these financial statements.

PACIFIC CORNERSTONE CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its office in Irvine, California, and is subject to a minimum net capital requirement of $5,000 under Securities and Exchange Commission (SEC) Rule 15c3-1. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company's business consists of the wholesale of direct participation programs. (DPP)

The Company's income during 2009 was all with related parties.

Expense Sharing Agreement

In June 2004, the Company entered into an agreement with an affiliate wherein the affiliate agrees to pay certain of the Company's expenses in consideration for exclusive marketing and sales consideration.

Under the terms of the agreement, the affiliate will pay 100% of the rent, telephone and other occupancy costs of the Company. In addition, the affiliate will pay 100% of the salaries, expenses and benefits for the shared employees (other than commissions from broker/dealer transactions) for the exclusive marketing activities from the Company. Based on the expense sharing agreement, the reimbursement of these expenses by the Company is not mandatory, and is not considered the Company's obligation. Pursuant to SEC Rules 15c3-1, 17a-3, 17a-4, and 17a-5, the Company maintains a separate schedule of these expenses on a monthly basis. During 2009 the Company paid no monies toward the above common occupancy and shared employees' expenses.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company files its income tax returns on the cash basis of accounting. Deferred income taxes result primarily from the use of the cash method for tax purposes whereas the accrual method is used for accounting purposes. As of December 31, 2009, the Company had a net operating loss carry forward of approximately $ 1,200,000 which has been fully reserved.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2009.

NOTE 2 – INCOME TAXES

Deferred taxes are accounted for under Financial Accounting Standard 109 (FAS 109), which uses an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company received all its fees for selling Direct Participation Programs from related companies. Also, see Note 1 "Expense Sharing Agreement".

NOTE 4 – NET CAPITAL

The Company is subject to a minimum capital requirement that is the greater of $5,000 or 6 2/3% of aggregate indebtedness, $250,000 at December 31, 2009, under SEC Rule 15c3-1, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2009, the net capital was $30,287, which exceeded the required minimum capital by $16,667. The aggregate indebtedness to net capital ratio was 825%. See page 8.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company is occasionally named as a defendant in various legal matters. In 2009 there was an outcome of a FINRA inquiry which assessed the Company $700,000 in fees and required the resignation of the president for a total of three (3) months.

PACIFIC CORNERSTONE CAPITAL, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2009

Total equity from statement of financial condition	$ 175,517
Less non-allowable assets:	
Concession Receivable – CLFA and CCP REIT	(3,543)
Due from CVI	(141,500)
Other Receivables	(187)
Total non-allowable assets	(145,230)
Net capital	$ 30,287
Computation of Basic Net Capital Requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness of $191,595)	$ 16,667
Minimum dollar net capital required	$ 5,000
Net capital required (greater of above two figures)	$ 16,667
Excess net capital	$ 13,620
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 5,287
Computation of Ratio of Aggregate Indebtedness to Net Capital	
Total liabilities (aggregate indebtedness)	$ 250,000
Ratio of aggregate indebtedness to net capital	825%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The following is a reconciliation as of December 31, 2009 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d) (4):

Unaudited	$ 30,288
Retained earnings	(1)
Audited	$ 30,287

The accompanying notes are an integral part of these financial statements.

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

SCHEDULE II
INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Pacific Cornerstone Capital, Inc.
Irvine, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2009 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Joseph Yafeh, CPA

Los Angeles, California
January 24, 2010

PACIFIC CORNERSTONE CAPITAL, INC.
SCHEDULE II
SCHEDULE OF OPERATING EXPENSES
YEAR ENDED DECEMBER 31, 2009

Business Licenses & Permits	$ 1,744
Business Development	30,066
REIT Concessions	3,921,487
REIT Marketing Expense	176,664
REIT Training & Education	60,187
CHREF REIT Concession	61,810
CIPLFA Concession	110,530
Commissions	383,778
Due Diligence	12,295
FINRA fee	700,000
Insurance Expense	952
Marketing Expense	6,333
Office Expense	327
Postage & Delivery	1,876
Professional Services	128,826
Regulatory Filing Fees	95,277
Sponsorship Fees	158,070
Travel & Entertainment	72,003
Miscellaneous	9,800
Total	$5,932,025

See Accompanying Notes to Financial Statements

PACIFIC CORNERSTONE CAPITAL, INC.
SCHEDULE III – COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2009

A computation of reserve requirement is not applicable to Pacific Cornerstone Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

PACIFIC CORNERSTONE CAPITAL, INC.
SCHEDULE IV – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2009

Information relating to possession or control requirements is not applicable to Pacific Cornerstone Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Part II
Report of Independent Auditor
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Pacific Cornerstone Capital, Inc.
Irvine, California

In planning and performing my audit of the financial statements of Pacific Cornerstone Capital, Inc. (the "Company") for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
Pacific Cornerstone Capital, Inc.
Irvine, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
January 24, 2010

Joseph Yafeh, CPA

A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles, CA 90064
310-477-8150 Fax 310-477-8152

Part III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e)(4)

Board of Directors
Pacific Cornerstone Capital, Inc.
Irvine, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Pacific Cornerstone Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating Pacific Cornerstone Capital, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T).

Pacific Cornerstone Capital, Inc.'s management is responsible for the Pacific Cornerstone Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries to the check register and compared to the copy of the cancelled check dated December 17, 2009 noting no differences.

2. Reviewed the completed form SIPC-7T - Determination of "SIPC Net Operating Revenues" and General Assessment form as follows:
    a. Compared Item No. 2a Total Revenue for the year ending December 31, 2009 to the Focus Report line 12/Part IIA line 9, Code 4030 and Item No. 2c (9)(i) total interest expense to the Focus Report line 22/Part IIA line 13, Code 4075 noting no differences.
    b. Compared Item No. 2c Deductions to the transaction reports (general ledger activity) for the year ending December 31, 2009 noting no differences. See page 17.
    c. Reviewed computation of Item No. 2d SIPC Net Operating Revenues and Item No. 2e General Assessment noting no differences. See page 17.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

Board of Directors
Pacific Cornerstone Capital, Inc.
Irvine, California

SIPC Supplemental Report page 2

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers *as noted in section 2 above* noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
January 24, 2010

PACIFIC CORNERSTONE CAPITAL, INC.
REVIEW OF THE SIPC FORM 7T COMPUTATION
RULE 17A-5(e)(4)
DECEMBER 31, 2009

Comparison	Per SIPC 7T Unaudited	Per SIPC Audited	Difference
Total Revenue (line 2a)	$4,543,404	$ 4,543,404	$ 0
Total Additions (line 2b)	0	0	0
Total Deductions (line 2c)	0	0	0
SIPC Net Operating Revenue (line 2d)	4,543,404	4,543,404	0
General Assessment (line 2e)	11,359	11,359	0
Total Payment (line 2B)	3,990	3,990	0
Less Prior Overpayment Applied (line 2C)	0	0	0
Assessment balance due	$ 7,369	$ 7,369	$ 0